SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) in continuation of the Relevant Fact disclosed on January 5th, 2023 and the Notices to Shareholders disclosed on January 31st, 2023 and March 07th, 2023, as a result of the merger of all shares issued by the subsidiaries (i) Companhia Hidro Elétrica do São Francisco; (ii) Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil; (iii) Furnas – Centrais Elétricas S.A.; and (iv) Centrais Elétricas do Norte do Brasil S.A. ("Subsidiaries" and "Merger of Shares"), approved at an extraordinary general meeting held on January 5th, 2023, informs its shareholders and the market in general the following.

In view of the exchange ratio between the shares held by the shareholders of the Subsidiaries and the new shares issued by Eletrobras resulting from the Merger of Shares, part of the shareholders of the Subsidiaries that migrated to Eletrobras' shareholding base are entitled to a fractional number of shares. As a result of the impossibility of delivering fractions of common shares issued by Eletrobras to these shareholders, these shares had to be grouped into a single share and subsequently sold at an auction held at B3 S.A. -Brasil, Bolsa, Balcão ("B3").

The said auction was held on April 18, 2023, with the sale of 24,072 whole common shares issued by Eletrobras, having been raised the average amount of BRL 34.4399 per share auctioned. Such amount, net of applicable fees, shall be credited to the current account of the respective Subsidiaries shareholders who are holders of those fractions shares (provided that the shareholder's registration is duly updated before Eletrobras), proportionally to their stake in said fractions, on May 04, 2023.

For those shareholders whose bank data registration is not duly updated before Eletrobras, the respective amounts shall remain at the disposal of the shareholder at Eletrobras' bookkeeping agent for a period of 365 days as of May 04, 2023, i.e. until May 03, 2024, inclusive. After such period, the respective amounts shall permanently revert to the benefit of Eletrobras, and there shall be no further obligation to deliver such amounts to the shareholders in question after the expiration of said period. For shareholders with shares deposited with institutions that provide custody services, the amounts will be credited directly to the central depository of B3, which will be responsible for passing them on to the respective holders of fractions shares, pursuant to the procedures adopted by the depository institutions.

Additional Information. Additional information regarding the auction may be obtained by shareholders by contacting the Company's Investor Relations Superintendence through the e-mail address: ombudsman-ri@eletrobras.com.

Rio de Janeiro, April 20, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of fact that have occurred in the past but rather reflect the beliefs and expectations of our management and may constitute estimates and projections regarding future events under the terms of Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities and Exchange Act of 1934, as amended. The expressions “believes”, “may”, “estimates”, “continues”, “projects”, “intends”, “expects” and similar phrases are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and overseas, changes in interest rates, inflation and the value of the Real, changes in volumes and pattern of consumer electricity use, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital financing and investment plans, existing and future government regulations, and other risks described in our annual report and other documents registered with CVM (the Brazilian Securities and Exchange Commission) and SEC. Estimates and projections exclusively refer to the date on which they were expressed and we are not subject to any obligation to update these estimates or projections due to the identification of additional information information or future events. The future results for operations and the initiatives of the Companies may differ from current expectations, and investors must not rely exclusively on the information contained herein. These materials contain calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.